                                                           EXHIBIT (a)(5)(D)

Dear Sunrise Medical Performance Bonus Units Holder:

By the time you receive this letter, you may already have heard the news: the Board of Directors of Sunrise Medical has agreed to sell the company to an investor group that includes our President and CEO Michael N. Hammes and other senior managers of the Company and affiliates of Park Avenue Equity Partners and Vestar Capital Partners.

As a holder of Performance Bonus Units, you are affected by this transaction. This memo will describe what happens with your Performance Bonus Unit (PBU) holdings.

1. Vesting of your PBUs will accelerate so that they will be 100% vested before the transaction is completed.

2. PBUs that are priced lower than the offering price of $10.00 per share will receive payment shortly after completion of the transaction for the difference between the offering price and your PBU exercise price.

3. All PBU programs will terminate, and all PBUs (regardless of the exercise price will be cancelled when the transaction is completed.

4. PBUs that are priced higher than the offering price have no value and you will not receive any payment.

5. You will receive paperwork over the next few weeks that details your PBU holdings and the mechanics of the PBU program payments.

6. YOU DON'T HAVE TO DO ANYTHING AT THIS TIME. Specifically, you do not need to exercise your PBUs to receive your PBU payment.

Because Sunrise Medical will no longer be a publicly held company, a new program more appropriate to a privately held company is being finalized to replace the cancelled PBU program. This new program will provide compensation to Associates if the Company meets specific performance goals.

If you have any questions, please call Debi Ward at (760) 930-1547 or Suzanne DeSpain at (760) 930-1542.

Sincerely,

/s/ Steven A. Jaye
----------------------
Steven A. Jaye